Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Fiscal Year Ended June 30,
	2001	2002	2003	2004	2005
EARNINGS:
Income before income tax expense	$59,325	$78,984	$77,660	$46,157	$99,102
Add: Fixed charges	2,801	2,967	14,375	13,161	12,993

Earnings as defined	$62,126	$81,951	$92,035	$59,318	$112,095

FIXED CHARGES:
Interest expense	$1,263	$1,376	$10,038	$8,663	$8,488
Amortization of deferred financing fees	—	—	2,542	2,145	2,152

Interest expense as reported	1,263	1,376	12,580	10,808	10,640
Portion of rent expense as interest	1,538	1,591	1,795	2,353	2,353

Fixed charges as defined	$2,801	$2,967	$14,375	$13,161	$12,993

Ratio of earnings to fixed charges	22.2x	27.6x	6.4x	4.5x	8.6x
     For purposes of computing the ratios of earnings to fixed charges, earnings represent pretax income from continuing operations plus fixed charges. Fixed charges represent interest expense and the portion of rents representative of interest related to continuing operations.